

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 17, 2016

Choi Tak Yin Addy
Chief Executive Officer
Rito Group Corp.
Unit Room 2301, Wing Hing Industrial Building
83-93 Chai Wan Kok Street
Tsuen Wan, NT, Hong Kong

> **Re: Rito Group Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 29, 2016**
> **File No. 333-206319**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2016 letter.

Dilution, page 17

1. Please revise to include the information as of the most recent period included in the filing, which currently is December 31, 2015.

Report of Independent Registered Public Accounting Firm, page F-2

2. We have reviewed your response to comment 1. You indicate that Weld Asia and Weld Asia Associates are two different firms and are not affiliated. Please describe to us the differences between the two firms, including lists of officers, directors, and employees; phone numbers; street addresses; and corporate structure. Please ensure your response covers the period from August 14, 2014 to the current date.

Note 1. Description of Business and Organization, page F-7

3. We have reviewed your response to comment 2. We still do not understand the business purpose of the May 4, 2015 share exchange and the subsequent gifting of the shares back to Mr. Or Ka Ming ten days later on May 14, 2015. Please tell us why these transactions should not be considered linked transactions per the guidance in ASC 860-10-40-43 and 44. Please also tell us the business purpose of these transactions.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at (202) 551-3621, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Adam Tracy, Esq.